Filed pursuant to Rule
424(b)(3)
File
No. 333-211845
APOLLO DIVERSIFIED CREDIT FUND
Class A Shares (CRDTX), Class C Shares (CGCCX), Class I Shares (CRDIX), Class L Shares (CRDLX), Class F
Shares (CRDFX) and Class M Shares (CRDMX) of Beneficial Interest
Supplement dated October 1, 2026 to the Prospectus for
Class A, Class C, Class I, Class L, Class F and Class M Shares dated May 1, 2026
This prospectus supplement (the “
Supplement
”) revises each applicable Prospectus (each, a “
Prospectus
”) for Class A, Class C, Class I, Class L, Class F and Class M Shares dated May 1, 2026, of the Apollo Diversified Credit Fund (the “
Fund
”). Unless otherwise indicated, all other informati
on
included in the Prospectus that is not inconsistent with the information set forth in this Supplement remains unchanged. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meaning as in the Prospectus, as applicable. Please review this impo
r
tant information carefully.
Effective immediately, the following changes are made to each Prospectus:
The disclosure under “Determination of Net Asset Value” in each Prospectus is hereby deleted and replaced with the following:
The NAV per share for the Fund is determined following the close of regular trading on the New York Stock Exchange (“NYSE”), generally 4:00 p.m. Eastern Time, on each day the NYSE is open for trading. Each of the Fund’s share classes will be offered at NAV plus the applicable sales load, if any. The Fund’s NAV per share is calculated, on a class-specific basis, by dividing the value of the Fund’s total assets (the value of the securities the Fund holds plus cash or other assets, including interest accrued but not yet received), less accrued expenses and other liabilities of the Fund, by the total number of shares outstanding.
The Board has adopted procedures pursuant to which the Fund will value its investments (the “Valuation Policy and Procedures”). In accordance with the Valuation Policy and Procedures, the Fund’s portfolio investments for which market quotations are readily available are valued at market value. Investments for which market quotations are not readily available or are deemed to be unreliable are valued at fair value as determined in good faith pursuant to Rule
2a-5
under the 1940 Act. As permitted by Rule
2a-5
under the 1940 Act, the Board has designated the Adviser as the Fund’s valuation designee (“Valuation Designee”) to perform fair value determinations relating to all portfolio investments. The Adviser carries out its designated responsibilities as Valuation Designee through various teams pursuant to the Valuation Policy and Procedures which govern the Valuation Designee’s selection and application of methodologies and independent pricing services for determining and calculating the fair value of portfolio investments. The Valuation Designee will fair value portfolio investments utilizing inputs from various external and internal sources including, but not limited to, independent pricing services, dealer quotation reporting systems, independent third-party valuation firms and proprietary models and information. When determining the fair value of an investment, one or more fair value methodologies may be used. Fair value determinations will be based upon all available factors that the Valuation Designee deems relevant at the time of the determination. Fair valuation involves subjective judgments and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security. In connection with its role as Valuation Designee, the Adviser has established a Valuation Committee to oversee the implementation of the Valuation Policy and Procedures and the functions related to the fair valuation of portfolio investments.
The valuation of the Fund’s investments is performed in accordance with Rule
2a-5
under the 1940 Act and in conjunction with Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (“ASC Topic 820”), issued by the Financial Accounting Standards Board. ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are determined within a framework that establishes a three-tier hierarchy which maximizes the use of observable market data and minimizes the use of unobservable inputs to establish a classification of fair value measurements for disclosure purposes. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Valuation Designee. Unobservable inputs reflect the Valuation Designee’s own assumptions about the assumptions market participants would use in pricing the asset or liability based on the information available. ASC 820 classifies the inputs used to measure these fair values into the following hierarchy:

•	Level 1: Quoted prices in active markets for identical assets or liabilities, accessible at the measurement date.

•
Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

•	Level 3: Unobservable inputs for the asset or liability.
ASC 820 prioritizes the use of observable market prices from active markets over entity-specific inputs. Due to the inherent uncertainties of valuation, certain estimated fair values may differ significantly from the values that would have been realized had a readily available market quotation for these investments existed, and these differences could be material.
The Fund’s portfolio investments for which market quotations are readily available are valued at market value. Market value is generally determined on the basis of official exchange (e.g., NYSE or NASDAQ) closing prices or the last reported sales prices. Portfolio investments listed on more than one exchange will generally be valued at the last quoted sale price on the exchange on which the security is principally traded. Portfolio investments traded on a foreign exchange are valued as of the close of the NYSE at the closing price of such investments in their principal trading market but may be fair valued if subsequent events occurring before the computation of NAV have materially affected the value of the securities. Trading may take place in foreign investments held by the Fund at times when the Fund is not open for business.
The Fund’s portfolio investments traded in the
over-the-counter
market including, but not limited to, loans, bonds, and CLOs are valued on the basis of quotations obtained from independent pricing services, or where applicable, broker quotes. The Valuation Designee reviews market quotations against multiple sources and, where a quotation is determined not to reflect fair value, such differences are reviewed, and adjusted where applicable, in accordance with the Valuation Policy and Procedures.
The Fund’s portfolio investments, such as directly originated assets, for which quotations are not provided by independent pricing services or for which such quotations are deemed not to represent fair value are evaluated by the Valuation Designee utilizing independent third-party valuation firms and/or proprietary information to assist in determining fair value. Such portfolio investments are generally categorized as Level 3, consistent with ASC 820. The Valuation Designee has engaged multiple independent third-party valuation firms based on a review of each firm’s expertise and relevant experience in valuing certain investments. In each case, the independent valuation firms consider observable market inputs together with significant unobservable inputs in arriving at their valuation recommendations. Such investments are generally valued utilizing a market approach, an income approach or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The valuation is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that the Valuation Designee may take into account in fair valuing the Fund’s investments include, and in combination, as relevant: (i) available current market data, including relevant and applicable market trading and transaction comparables, (ii) applicable market yields and multiples, (iii) security covenants, (iv) seniority of investments in the investee company’s capital structure, (v) call protection provisions, (vi) information rights, (vii) the nature and realizable value of any collateral, (viii) the portfolio company’s ability to make payments, (ix) its earnings and discounted cash flows, (x) the markets in which the portfolio company does business, (xi) comparisons of financial ratios of public peer companies, (xii) merger and acquisition comparables, (xiii) the Fund’s principal market (as the reporting entity) and (xiv) enterprise values, among other factors.
After acquiring such investments, the investments may be held at cost for a period, generally up to a quarter, provided that no material change has since occurred in the issuer’s business, significant inputs or the relevant environment.
When an event such as a purchase transaction, public offering or subsequent equity or debt sale occurs, the Valuation Designee, with assistance from third-party valuation firms as appropriate, evaluates whether such event impacts the valuation.
As part of the process described above, the Adviser has developed a proprietary process to generate daily fair values for certain Level 3 investments, in between receipt of valuation recommendations from third-party valuation firms, where applicable, including but not limited to directly originated loans and other privately negotiated credit instruments, corporate obligations, and other illiquid or thinly traded credit instruments. The methodology seeks to capture inputs considered by the Valuation Designee in the standard valuation process, including, as applicable, cash flows and deal economic assumptions, market data and benchmarks, and risk adjustments. Where the Valuation Designee determines it appropriate, inputs may be calibrated to observable market benchmarks, indices, or comparable publicly traded instruments, including current credit spreads and market yields. The daily valuation process captures price-discovery events and considers fair valuation recommendations provided by third-party valuation firms. The Valuation Designee oversees this process.
A material portion of the Fund’s portfolio consists of Level 3 assets, whose valuations rely on significant unobservable inputs and are subject to a higher degree of uncertainty, management judgment, and model risk than assets priced using observable market data. Determination of fair values involves subjective judgments and estimates not susceptible to substantiation by auditing procedures.
Forward foreign currency exchange contracts and swap agreements are typically valued at their quoted daily prices obtained from an independent pricing source. If such quotations are not readily available or become unreliable, the Valuation Designee may recommend valuation through other means, such as broker or dealer quotes, consistent with the Valuation Policy and Procedures.
The Board oversees the valuation process of the Fund’s portfolio investments no less frequently than quarterly and, no less frequently than annually, the
adequacy of the Fund’s Valuation Policy and Procedures and the effectiveness of their implementation.
The risk factor titled “Valuation Risk” under “Prospectus Summary – Risks Related to the Fund’s Investments” and “Risk Factors – Risks Related to the Fund’s Investments” in each Prospectus is hereby deleted and replaced with the following:
Valuation Risk. The Fund may invest significantly in securities and instruments for which there is no active public market, limited secondary market activity or observable transaction prices. Unlike exchange-traded or market-priced securities, valuing such assets requires the Adviser, as “valuation designee”, to rely on significant unobservable inputs and to gather and assess investment-specific or market information and to make significant assumptions regarding creditworthiness, future cash flows, discount rates, comparable transaction data and prevailing market conditions that involve substantial professional judgment and depend heavily on the selection of models and inputs. These assumptions may prove incorrect, different methodologies could product different values, and actual disposition values may differ materially from carrying values. Shareholders have limited or no basis to independently verify Level 3 valuations, and the methodologies used by the Adviser may change over time, subject to notification to the Board.
The Fund’s investments generally trade on an “over-the-counter” market which may be anywhere in the world where the buyer and seller can settle on a price. Due to the lack of centralized information and trading, the valuation of loans or fixed-income instruments may carry more risk than that of common stock. Uncertainties in the conditions of the financial market, unreliable reference data, lack of transparency and inconsistency of valuation models and processes may lead to inaccurate asset pricing. In addition, other market participants may value securities differently than the Fund. As a result, the Fund may be subject to the risk that when an instrument is sold in the market, the amount received by the Fund is less than the value of such loans or fixed-income instruments carried on the Fund’s books.
The following risk factor is added to the “Prospectus Summary – Risks Related to the Fund’s Investments” and “Risk Factors – Risks Related to the Fund’s Investments” sections in each Prospectus:
Conflicts of Interest in the Fair Value Process. The Adviser and its affiliates may have economic interests that are affected by the valuations they produce, including interests arising from management fees calculated on the basis of NAV, performance-based compensation and other fee arrangements. These interests may create an incentive for the Adviser to produce valuation information that differs from what an independent third party might determine. The Adviser has implemented internal valuation governance procedures, including oversight by a valuation committee, intended to mitigate these conflicts; however, there can be no assurance that such procedures will eliminate conflicts.
This Supplement, each Prospectus and the Statement of Additional Information (“SAI”) for Class A, Class C, Class I, Class L, Class F and Class M Shares dated May 1, 2026, of the Fund provide relevant information for all shareholders. Each Prospectus and the SAI of the Fund have been filed with the U.S. Securities and Exchange Commission and are incorporated by reference. These can be obtained without charge by calling the Fund at 1-888-926-2688
or by visiting
www.apollo.com/adcf
.
Investors Should Retain This Supplement for Future Reference